Exhibit 99.3
April 3, 2009
Mr. Arun Chandra
Chief Executive Officer
SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043
Dear Arun:
We appreciate your willingness over the past weeks to provide Vista Equity Partners (“Vista”) with the historical operating information we previously requested. As you know, we viewed this information as a very important aspect to our ongoing review of the significant investment we have made in the Company. As the Company’s largest stockholder, we have worked with our advisors to continue to study carefully, among other things, the Company’s competitive position in the marketplace, its ongoing business model transition, the experience of the management team in overseeing such a transition, the overall impact of the difficult economic conditions on the Company’s prospects, and the valuation implications of these and other factors.
We have concluded, based on our exhaustive work and that of our advisors, that the Company’s ability to realize significant value for its stockholders during a lengthy and highly precarious business model transition as a standalone public company is, candidly, subject to significant risk and uncertainty. As a result, we believe that a compelling, high premium, all cash offer is the most effective way to maximize value for all stockholders, and we are prepared to make such a proposal.
Accordingly, we are pleased to submit a proposal for the acquisition of the Company in a merger pursuant to which your stockholders would receive $3.25 in cash for each share of common stock. We are confident your stockholders will find that this proposal reflects an exciting value for their shares, both in light of the Company’s current and recent trading history, as well as any realistic assessment of the Company’s standalone prospects, whether in the near or long term. In reaching this conclusion, we considered many factors, including but not limited to, the following:
•	How has the Company performed?
•	Since the closing of the Click2Learn / Docent merger, the Company has undergone multiple changes in both strategy and management.
•	In the face of these strategy and management changes, and challenging economic conditions, Wall Street research analysts following the Company have been forced to revise their financial forecasts for the Company downward in each of the last four quarters (including twice since our initial purchase of Company shares).
•	Since the Click2Learn / Docent merger, the Company’s share price has fallen by more than 75% (underperforming the NASDAQ by more than 50% over the same time period).
•	At present, the Company is a sub-scale public company with extremely limited trading liquidity (with average daily trading volume as a percentage of total float that is a fraction of that for other public software companies), making it very difficult, if not impossible, for shareholders to accumulate or exit significant positions without undue and disproportionate impact on the share price.

SumTotal Systems, Inc.
April 3, 2009
•	Is the Company’s latest strategy, a conversion to a Software as a Service (SaaS) model, assured or likely to succeed?
•	History has shown the conversion to SaaS to be an extremely complicated and challenging process that is fraught with technological and business model risk.
•	Even those who have succeeded have found the migration to be wrenching and value destructive along the way.
•	Successful transitions have been rare, and few management teams have the requisite experience to accomplish a successful transition.
•	In the best case, can such a conversion be expected to be completed within an acceptable time frame for public investors?
•	For full year 2008, the Company achieved only $8.75MM of on demand subscription revenues.
•	Precedent would suggest that the Company is unlikely to realize significant operating leverage, and therefore profits, until reaching a critical mass of SaaS revenues, particularly taking into account the costs associated with being a public company.
•	As we shared with you in our prior discussions, very few public companies have ever successfully executed such a transition, and even those that have took 4-5 years to fully effect the conversion. Conversely, there are numerous examples, including many of the Company’s competitors, of companies that have shown greater difficulty and have yet to deliver returns to their shareholders.
•	Further complicating the transition, as well as the certainty of outlook, we think few would disagree that the economic environment in which Software companies globally are now forced to compete is one of unprecedented challenges.
•	The Company’s own Q4 2008 earnings press release, released in February of 2009, stated the following: “due to economic uncertainties, the Company is unable to provide guidance for the full year 2009.”
•	Taking into account the above factors, does the proposal represent a favorable outcome for shareholders?
•	The proposal provides your stockholders with a 62% premium to the closing market price of the Company’s common stock today and represents a premium of 103%, 109% and 91% over the past volume-weighted 20, 30 and 60 day trading periods, respectively.
•	We believe that the proposal and the implied premium represent a very generous, risk-free sharing, today, of the upside we hope, but are not guaranteed, to be able to achieve over the next several years.
•	The proposal offers your stockholders full and immediate liquidity with no downside risk on the entirety of their existing positions (something that we believe would otherwise be very difficult or impossible to achieve, given the limited trading liquidity of the Company’s stock).

SumTotal Systems, Inc.
April 3, 2009
Of course, our proposal is subject to the negotiation of a mutually satisfactory definitive merger agreement, a draft of which we enclose, and the completion by us of certain confirmatory due diligence (which we believe can be completed in a matter of hours and concurrently with our negotiation of the merger agreement).
We recognize that, in evaluating any proposal, there are other material terms and conditions, in addition to price, that must be considered. We have anticipated these issues in our draft merger agreement and believe that we have taken a very constructive approach by including provisions that address any concerns regarding your Board’s ability to fulfill its fiduciary duties or regarding the certainty of a transaction closing. For example, we provide in our proposal a “go shop” right that, we believe, fully addresses any fiduciary duty concerns that your Board may have. In addition, our proposal does not include a closing condition relating to the financing of the transaction, and we have provided the Company with the ability to compel compliance with our obligation to close.
Vista, a private equity firm with offices in San Francisco and Chicago, has over $2.3 billion in equity capital under management. Vista was founded in 2000 and is exclusively focused on equity transactions involving enterprise software businesses and technology-enabled solutions companies. Over the last nine years, Vista has successfully demonstrated its ability to create value through a disciplined investment focus on companies that offer mission-critical software and technology-enabled solutions. Since 2000, the Vista team has invested over $1.4 billion in equity and completed over $7 billion in total transaction value. Vista’s financial and operational abilities combined with its depth of experience in the software sector enable Vista to complete diligence quickly and to provide a high degree of deal certainty. Vista is currently investing out of its latest fund $1.3 billion Vista Equity Partners Fund III which closed in 2008.
As you know, we have the highest regard for your employees. We have a history of treating employees fairly and look forward to working with your team following a closing.
As you can appreciate, with any proposal of this type, time is of the essence. Accordingly, we are standing by to meet with you and your advisors. We would be happy to meet with you, your Board of Directors, senior management and advisors immediately to discuss our proposal and to answer any questions you may have. We are ready to move quickly to finalize a definitive agreement and have prepared our proposal in a manner to do so. As an example, we have prepared the merger agreement in order to enable us to complete negotiations over this weekend.
Obviously, many of the provisions we have included in our proposal, including our fully valued price, are designed to permit both of us to comfortably move to an agreement in a short period of time.
We trust that you and your Board of Directors will share our strongly held view that our proposal clearly delivers tremendous value to your stockholders. In sum, we are submitting a proposal with a compelling cash price, high certainty of closing and broad flexibility for your Board.
Sincerely,

VISTA EQUITY PARTNERS III, LLC

By:	/s/ Robert F. Smith Name: Robert F. Smith
Title: Senior Managing Member
cc: Jack Acosta, Chairperson